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                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-12 and Rule
                                 14d-2 Under the Securities Exchange Act of 1934
                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867

News Release



                                                           FOR IMMEDIATE RELEASE

                                                               NOVEMBER 13, 2003
INVESTOR CONTACT:                                                 PRESS CONTACT:
Mark Lamb                                                          Mary Erickson
Director - Investor Relations                               Reidy Communications
(425) 519-4034                                                    (605) 325-3286
markl@onyx.com                                      mary@reidycommunications.com

                FINANCIAL MARKETS SHOW SUPPORT FOR ONYX PROPOSAL
            3.9 Million Pivotal Shares Trade Between $1.97 and $2.10

BELLEVUE, Wash -- Onyx(R) Software Corp. (NASDAQ: ONXS), a worldwide leader in successful CRM, today noted that the financial market reaction suggests strong support for the Onyx proposal to acquire Pivotal Corporation. On the day of the Onyx announcement, the price of Pivotal stock gapped up to as high as $2.10 and traded no lower than $1.97 with NASDAQ reported volume exceeding 3.9 million shares. Additionally, Pivotal stock gapped up to as high as CAN$2.75 and traded no lower than CAN$2.57 with 476,800 shares traded on the Toronto Stock Exchange. In both Nasdaq and Toronto markets, the high, low and closing prices of Pivotal common stock on the day the Onyx proposal was announced were substantially higher than the value of the Talisma offer and the prices at any time since the announcement of the Talisma offer.

"The market as a whole appears to agree that the Onyx proposal is superior to the existing offer from Oak," said Onyx Software CEO Brent Frei.

The Onyx proposal is not contingent on financing. Onyx Software achieved non-GAAP profitability in recent quarters and believes that it has adequate financing to complete the transaction and to grow the business of the combined entity. "We expect that Pivotal's board will soon exercise their fiduciary duty to review what we believe is a superior proposal," Frei added.

BACKGROUND: Onyx announced on November 12 an unsolicited proposal to acquire Pivotal Corporation (NASDAQ: PVTL and TSE:PVT) by way of a business combination in a stock for stock transaction valued at approximately $2.25 per Pivotal common share. Under the terms of the proposal which was submitted by letter to the Pivotal Board of Directors this morning and is included with this press release, the companies will be combined on the basis of 0.475 shares of Onyx Software common stock for each common share of Pivotal Corporation, or approximately 12.5 million shares of Onyx. The approximate price per Pivotal share of $2.25 is based on the $4.73 closing price of Onyx common stock on November 11, 2003.

On October 8, 2003 Pivotal announced that it had entered into a definitive agreement to be acquired by Talisma Corporation in a cash transaction financed by Oak Investment Partners valued at $1.78 per share. The Talisma transaction is still pending and is scheduled for a shareholder vote on November 18, 2003. The Onyx proposal represents a 26% premium over the Talisma offer. The Onyx proposal is structured to provide potential tax deferral
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benefits to investors compared to the existing offer. Onyx has not at this time commenced an exchange offer for Pivotal shares.

ABOUT ONYX SOFTWARE

Onyx Software Corp. (Nasdaq: ONXS), a worldwide leader in delivering successful CRM, offers a fast, cost-effective, usable solution that shares critical information among employees, customers and partners through three role-specific, Web services-based portals. The Onyx approach delivers real-world success by aligning CRM technology with business objectives, strategies and processes. Companies rely on Onyx across multiple departments to create a superior customer experience and a profitable bottom line. Onyx serves customers worldwide in a variety of industries, including financial services, healthcare, high technology and the public sector. Customers include Amway, United Kingdom lottery operator Camelot, Delta Dental Plans of California, Microsoft Corporation, Mellon Financial Corporation, The Regence Group, State Street Corporation and Suncorp. More information can be found at (888) ASK-ONYX, INFO@ONYX.COM or HTTP://WWW.ONYX.COM/.

This communication is not a solicitation of a proxy from any security holder of Pivotal Corporation or Onyx Software Corporation. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at:
(www.sec.gov). Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

This press release contains forward-looking statements, including statements about the perception of the financial markets to the Onyx proposal, the sufficiency of Onyx's financial resources, the anticipated economic performance of Onyx and Pivotal as a combined company, and the anticipated reaction of the Pivotal Board of Directors to the Onyx proposal. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the Pivotal Board of Directors elects not to accept the Onyx proposal, the risk that Onyx and Pivotal are unable to reach a definitive agreement, the risk that even if such a definitive agreement is reached that the resulting business combination will not realize the anticipated economic benefits, the risk that Onyx common stock declines or otherwise underperforms over time, the risk that the attention of Onyx's management is diverted from the operation of its core business, and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended June 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.